Exhibit 99.1

NOTICE OF 2011

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT

PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Corporation”) will be held in Boardrooms A and B of the offices of Norton Rose OR LLP, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 3800, Toronto, Ontario, Canada  M5J 2Z4, on Tuesday, November 22, 2011 at 4:00 PM (Toronto time) for the following purposes:

1.
to receive the 2011 Annual Report of the Corporation, containing the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2011, and the auditor’s report thereon;

2.	to pass a special resolution fixing the number of directors of the Corporation at ten;

3.	to elect the directors of the Corporation;

4.	to reappoint the auditors and authorize the directors to fix their remuneration;

5.	to pass a resolution to approve all unallocated options, rights and entitlements under the Corporation’s stock option plan; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

Dated at Toronto, Ontario, October 11, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

David G.P. Allan (signed)
Chairman of the Board

___________________________________________________________________

Notes:
1.
A Management Proxy Circular, Proxy and the 2011 Annual Report accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Management Proxy Circular.

2.
The directors have fixed a record date of October 11, 2011.  Accordingly, shareholders registered on the books of the Corporation at the close of business on October 11, 2011, are entitled to receive notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Corporation at the close of business on October 11, 2011 are entitled to vote at the Meeting.
4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

Table of Contents
SOLICITATION OF PROXIES		- 1 -
MANNER IN WHICH PROXIES WILL BE VOTED		- 2 -
VOTING BY BENEFICIAL SHAREHOLDERS		- 2 -
AUTHORIZED CAPITAL		- 3 -
PRINCIPAL HOLDERS OF VOTING SECURITIES		- 3 -
PARTICULARS OF MATTERS TO BE ACTED ON		- 3 -
1.	Fixing Number of Directors	- 3 -
2.	Election of Directors	- 3 -
3.	Appointment and Remuneration of Auditors	- 7 -
4.	Approval of Unallocated Stock Options under Stock Option Plan	- 8 -
STATEMENT OF EXECUTIVE COMPENSATION		- 8 -
1.	Compensation Discussion and Analysis	- 8 -
2.	Summary Compensation Table	- 12 -
3.	Incentive Plan Awards	- 13 -
4.	Termination and Change of Control Benefits	- 16 -
5.	Director Compensation	- 18 -
CORPORATE GOVERNANCE DISCLOSURE STATEMENT		- 20 -
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		- 21 -
OTHER INFORMATION		- 21 -
DIRECTORS’ APPROVAL		- 21 -

YM BIOSCIENCES INC.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of YM BioSciences Inc. (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held in Boardrooms A and B at the offices of Norton Rose OR LLP, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 3800, Toronto, Ontario, Canada  M5J 2Z4, on Tuesday, November 22, 2011 at 4:00 PM (Toronto time) and at any adjournment or adjournments thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by the Corporation’s investor relations groups by telephone and by officers and directors of the Corporation (but not for additional compensation).  The costs of solicitation will be borne by the Corporation.  Except as otherwise stated, the information contained herein is given as of the date hereof.

Holders of common shares (the “Common Shares”) may vote on all matters to come before the Meeting.  The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or against the resolution fixing the number of directors of the Corporation; (ii) voted for or withheld from voting for each of the directors to be named in this Circular; (iii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration; and (iv) voted for or against the resolution approving unallocated options, rights and entitlements under the Corporation’s stock option plan (the “Option Plan”).

The proxy must be signed by the holders of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.  A partnership should sign in the partnership’s name and by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Corporation and represent management.  Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him or her and on his or her behalf at the Meeting.  A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s Registrar and Transfer Agent CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting, or if the Meeting is adjourned, 24 hours (excluding Saturdays and holidays) before any adjourned Meeting.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  The head office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice.  The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment thereof.  At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.  However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their shares in their own name.  Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value.  As at the close of business on October 11, 2011 (the “Record Date”) 116,711,448 Common Shares were issued and outstanding.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting.  Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that after that date, a person (such as an executor or administrator) is entitled to transfer Common Shares upon the death or bankruptcy of a shareholder or in any way other than by allotment or transfer, and the directors of the Corporation are satisfied at least 48 hours before the time of the Meeting of such person’s right to transfer such shares, in which case such person may vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, to the knowledge of the directors and officers of the Corporation, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Fixing Number of Directors

The Articles of Association of the Corporation provide that unless otherwise determined by special resolution, the number of directors shall not be less than one or more than ten.  The Corporation’s By-Laws provide that the number of directors to be elected at any meeting shall be the number determined from time to time by special resolution.  At the 2010 annual general meeting, nine individuals were elected as directors of the Corporation.  The Board of Directors of the Corporation (the “Board”) has determined that the size of the Board should be fixed at ten.  At the Meeting, the shareholders will be asked to consider a special resolution fixing the number of directors to be elected at ten.  In order for the special resolution to be approved, it must receive a majority of not less than three fourths of the votes cast by shareholders at the meeting.  In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the special resolution fixing the number of directors at ten.

2.	Election of Directors

At the Meeting, shareholders of the Corporation will be asked to elect ten members to the Board.  Each of the Corporation’s current directors intends to stand for election to the board of directors (the “Board”), other than Dr. Gilbert Wenzel, who will not stand for re-election.  The Nominating and Corporate Governance Committee has put forward the names of such nominees as outlined below.  The term of each of the Corporation’s present directors expires at the conclusion of the Meeting and each director elected at the Meeting will hold office until the Corporation’s next annual general meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s bylaws or governing legislation.

The persons named in the enclosed form of proxy intend to vote for the election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy.  Management does not contemplate that any nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets out the name of each person proposed to be nominated by management for election as a director at the Meeting, all offices of the Corporation now held by such person, their principal occupation, the period of time for which they have been a director of the Corporation, and the number of Common Shares of the Corporation beneficially owned by them, directly or indirectly, or over which they exercise control or direction, as at the date hereof.  The information as to Common Shares owned or controlled has been provided by the person named.  Biographical information for each director is also provided below.

Name, Age and Municipality of Residence	Present Principal Occupation and positions with the Corporation	Director Since	Common Shares beneficially owned, directly or indirectly, or controlled or directed
David G.P. Allan, 69(2) Toronto, Ontario	Chairman, YM BioSciences Inc.	August 23, 1994	407,180
Thomas I.A. Allen, Q.C., 71 (1)(2)(3)Toronto, Ontario	Counsel, Norton Rose OR LLP, Toronto	December 13, 1996	Nil
Mark Entwistle, M.A., 55 (3)Ottawa, Ontario	President, Chibas Consulting Inc.	October 9, 1997	Nil
Henry Friesen, C.C., M.D., 77 (1) Winnipeg, Manitoba	Distinguished University Professor Emeritus, University of Manitoba	September 10, 2001	Nil
Philip Frost, M.D., Ph.D., 70 (2)(3) Morristownship, New Jersey	President, Calesca Pharmaceuticals, New Jersey Chief Scientific Officer, Primrose Therapeutics Inc.	November 28, 2007	6,000
Nick Glover, Ph.D., 42 Salt Spring Island, British Columbia	President and Chief Executive Officer, YM BioSciences Inc.	November 18, 2010	Nil
Catherine J. Mackey, Ph.D. , 56 Old Lyme, Connecticut, United States	Founder MindPiece Partners, a management consulting firm	-	Nil
Nicole Onetto, M.D., 58 Toronto, Ontario	Deputy Director, Ontario Institute for Cancer Research	-	Nil
François Thomas, M.D., 52 (3) Brussels, Belgium	General Manager, Bioserve Ltd., London	November 28, 2007	Nil
Tryon M. Williams, BSc, 70 (1)(2) The Valley, Anguilla	Chairman, CellStop Systems, Inc. Chairman, Bingo.com Ltd.	November 6, 1995	55,100

(1)	Member of Audit Committee.
(2)	Member of Nominating and Corporate Governance Committee.
(3)	Member of Compensation Committee.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Mr. Allen was most recently a partner at Norton Rose OR LLP from 1996 until January 2008;  Dr. Frost was previously interim CEO and Chief Scientific Officer of ImClone Systems Inc. and Executive Vice-President and Chief Scientific Officer from 2005 to 2007;  Dr. Mackey was most recently Senior Vice President of Worldwide Research and Development at Pfizer Inc.,  a biopharmaceutical company, from 1999 to 2010;  Dr. Onetto was Senior Vice President, Product Development and Chief Medical Officer of ZymoGenetics, Inc., a biotechnology company specializing in protein therapeutics, from 2005 to 2009; Dr. Thomas was previously Senior Advisor at Bryan Garnier, a Paris-based investment bank from 2006 to 2007, responsible for corporate finance activities for pharmaceutical and biotechnology companies;  Dr. Glover was most recently an independent life sciences consultant, and prior to that was President and Chief Executive Officer of Viventia Biotech Inc. from 2004 to 2008.

Biographical Information

David G.P. Allan - Chairman and Director

Mr. Allan is the Chairman of the Board, a position he has held since 1994.  He previously served as the Chief Executive Officer of the Corporation from April 1998 to November 2010.  In addition, Mr. Allan is the Executive Chairman of Stem Cell Therapeutics Corp. and a Director of DiaMedica Inc. (diabetes therapeutics), Canada.  Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design.  Mr. Allan is currently a member of BIOTECanada’s Emerging Companies Advisory Board and a member of the Board of Directors of Life Sciences Ontario.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Norton Rose OR LLP, a law firm in Canada.  Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada.  He is currently a director of a number of public companies including Mundoro Capital Inc., Middlefield Bancorp Limited and Forsys Metals Corp.  Mr. Allen was Chairman of the Task Force to Modernize Securities Legislation in Canada.  Mr. Allen has been a director of the Company since 1996.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was Ambassador for Canada to Cuba from 1993 to 1997.  Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993.  He is a Fellow of the Canadian Defence and Foreign Affairs Institute.  Mr. Entwistle has been a director of the Company since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen served from 2002-2009 as Chair of the Gairdner Foundation whose international awards are Canada’s most prestigious prizes in the biomedical sciences.  He was Founding Chair, Genome Canada, 2000-2005, a $600 million budget non-profit organization that supports genomics/proteomics programs to position Canada as a world leader in selected areas in this important sector.  From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institutes of Health Research, an organization with an annual budget in 2008 of over $900 million dedicated to supporting Canadian researchers as well as industry participants.  Dr. Friesen is noted for his discoveries of the human hormone prolactin.  For 19 years he was Head of the Department of Physiology at the University of Manitoba and now is Distinguished University Professor Emeritus.  Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada, recipient of eight honorary degrees.  Dr. Friesen has been a director of the Company since November 2001.

Philip Frost, M.D., Ph.D. - Director

Dr. Frost is the founder and Chief Scientific Officer of Primrose Therapeutics Inc.  In 2005, Dr. Frost was appointed Executive Vice-President and Chief Scientific Officer at ImClone Systems Inc. where he oversaw the company’s research, clinical and regulatory departments.  He subsequently held the post of Interim Chief Executive Officer until December 2006.  Prior to ImClone, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia.  Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M.D. Anderson Cancer Center.  He was previously a Director of Innovive Pharmaceuticals, a New York-based oncology company and a Director of Avalon Pharmaceuticals.  Dr. Frost has been a director of the Company since 2007.

Nick Glover, Ph.D. - President, Chief Executive Officer and Director

Dr. Glover is the President and Chief Executive Officer of the Corporation.  He previously served as the Corporation’s Chief Operating Officer from June 2010 to November 2010.  Prior thereto, he provided life sciences consultancy services to the industry.  From January 2004 until June 2008, Dr. Glover was President and Chief Executive Officer of Viventia Biotech Inc., having previously held the position of Vice President, Corporate Development and Product Operations.  Dr. Glover was formerly an investment manager at MDS Capital, a life sciences venture capital fund.  He holds a Ph.D. in chemistry from Simon Fraser University, British Columbia.

Catherine J. Mackey, Ph.D.

Dr. Mackey has more than 28 years of experience in the life science industry and is currently the Founder of MindPiece Partners, a management consulting firm created in 2010 focused on the life sciences industry.  From 2001 to 2010, she was the Senior Vice President of Worldwide Research and Development for Pfizer Inc., a world-leading biopharmaceutical company..  She was also a member of DEKALB Genetics Corporation’s executive team that sold the company to Monsanto Company in 1998.  Dr. Mackey serves on numerous boards of directors including Althea Technologies Inc., Genelux Corporation, BIOCOM,CONNECT, Rady Children’s Hospital, and Project Concern International.  She earned her Ph.D. degree in microbiology from Cornell University in 1983.

Nicole Onetto, M.D.

Dr. Onetto is currently Deputy Director of the Ontario Institute for Cancer Research.  She most recently served as Chief Medical Officer of Zymogenetics, Inc. from September 2005 to May 2009, as Executive Vice President and Chief Medical Officer at OSI Pharmaceuticals, Inc. from 2003 to 2005, as Executive Vice President of OSI Pharmaceutical's Oncology Division from 2002 to 2003, and as Senior Vice President, Medical Affairs, at Gilead Sciences, Inc. from 2000 to 2001.  Dr. Onetto has a Doctor of Medicine degree with a specialization in pediatrics and hematology from the University of Paris V, France and a M.Sc. in Pharmacology from University of Montréal.  She currently serves on the board of directors for ImmunoGen, Inc., a public U.S. company developing anticancer therapeutics, and TORCell Therapeutics, Inc., a private Canadian company.

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a former director of DNA Therapeutics, Entomed, Eurogentec, Neurotech, Newron, Novexel, Unibioscreen and CropDesign.  Dr. Thomas is currently General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena.  Dr Thomas has been a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and a Venture Partner at Atlas Venture, a venture capital firm in London (UK).  He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).  Dr. Thomas has been a director of the Company since 2007.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Chairman and director of Bingo.com, Ltd., an internet technology company and Chairman and director of CellStop International Ltd., an automobile security device manufacturer.  From 1993 to 2007, Mr. Williams was Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of several other private corporations.  Mr. Williams has been a director of the Company since November 1995.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied such company access to any statutory exemptions for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter and resulted from an event that occurred while that person was acting in such capacity, with the exception of Thomas Allen.  Mr. Allen is a former director of Thomas Weisel Partners Group, Inc. (“TWPG”).  On April 28, 2010, the U.S. Financial Industry Regulatory Authority (“FINRA”) commenced an administrative proceeding against TWPG.  FINRA’s complaint related to a transaction on January 29, 2008 in which approximately $15.7 million in auction rate securities were sold from TWPG’s account to the accounts of three customers, and charged TWPG with violations of various FINRA Rules and Section 10(b) of the United States Securities Exchange Act of 1934, as amended and SEC Rule 10b-5.  On July 1, 2010, TWPG was acquired by Stifel Financial Corp. and ceased to be a public company, and Mr. Allen ceased to be a director.

To the knowledge of the Corporation, no proposed director is now, or within the ten years prior to the date hereof, has been a director or executive officer of any company while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Mr. Allen.  Mr. Allen was previously a director and secretary of Unisphere Waste Conversion Ltd. (“Unisphere”), a company listed on the TSX Venture Exchange.  By press release dated February 1, 2005, Unisphere indicated it was unable to make its current payments or pay off any indebtedness and that discussions with secured debenture holders of Unisphere were ongoing.  Unisphere’s wholly-owned subsidiary, Unisphere Tire Recycling Inc., filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).  On February 9, 2005, Mr. Allen resigned as a director and secretary of Unisphere.  Effective February 14, 2005 trading in the shares of Unisphere was suspended by the TSX Venture Exchange due to the failure to maintain exchange requirements, as Unisphere had less than three directors.  On March 21, 2005, Unisphere filed an assignment in bankruptcy.  Mr. Allen has also, until early August 2011, acted as one of three outside directors of a New Hampshire-based private company owned by his step-daughter and her husband.  The company has sought the protection of Chapter 11 under U.S. bankruptcy laws.  The process is on-going.  One of the creditors has made a proposal to creditors which has been approved by the presiding judge.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, during the ten years prior to the date hereof, been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

3.	Appointment and Remuneration of Auditors

Management proposes the re-appointment of KPMG LLP, Chartered Accountants, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario  M5H 2S5, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration.  In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation and to authorize the Board to fix their remuneration.  KPMG was first appointed as auditors of the Corporation on September 25, 1995.

4.	Approval of Unallocated Stock Options under Stock Option Plan

The shareholders of the Corporation approved the introduction of the “rolling” provisions of the Option Plan in 2005 and, in 2007, approved the maximum number of common shares being available for issuance thereunder equal to 15% of the number of common shares outstanding on the date of grant.  The TSX requires that unallocated options, rights or other entitlements under the Option Plan be approved by a majority of the Corporation’s directors and the shareholders every three years after the institution of the Option Plan.  As 2011 is the third anniversary since the last of such approvals, which occurred on November 20, 2008, all unallocated options, rights or other entitlements under the Option Plan must again be approved by a majority of the Corporation’s shareholders at the Meeting.  For further details regarding the Option Plan, see “Statement of Executive Compensation - 3. Incentive Plan Awards - Stock Option Plan”, below.

As of the date hereof, options to acquire 8,932,249 Common Shares, representing approximately 7.65% of the 116,711,448 currently issued and outstanding Common Shares, have been granted under the Option Plan.  Therefore, there are unallocated options (which were previously approved on November 20, 2008) to acquire 8,574,468 Common Shares, representing approximately 7.35% of the currently issued and outstanding Common Shares.  On October 6, 2011, the Board approved all unallocated options under the Option Plan as being available for issuance under the Option Plan, subject to shareholder approval.  Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and if thought appropriate, to pass, with or without variation, the following resolution:

RESOLVED that all unallocated options, rights or other entitlements under the Option Plan be and are hereby approved as being available for issuance under the Option Plan until November 22, 2014.

The Board recommends that the holders of Common Shares vote FOR the resolution.  Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting.  Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote in favour of the foregoing resolution.

If approval of the resolution is not obtained, options which have not been allocated as of November 20, 2011 and options which are subsequently cancelled, terminated or exercised will not be available for a new grant of options.  Previously allocated options under the Option Plan will continue to be unaffected by the approval or disapproval of the resolution.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

General

The Corporation is a growing life sciences product development company engaged in a highly specialized and competitive industry. The Corporation values the importance of developing and maintaining a team of skilled, creative and entrepreneurial people inspired to accelerate the Corporation’s growth and success. The Corporation’s compensation policies are designed to achieve the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy. The Corporation’s compensation philosophy and strategy reflect the vision, mission and values of the Corporation, establishing consistent principles, which are geared towards creating a results-oriented, high-performance culture throughout the organization. Management will annually review and calibrate its total package of compensation as needed to ensure a balance that is appropriate, effective, attractive, equitable and competitive as a whole.

The executive compensation is comprised of (i) base salary, (ii) short-term incentives in the form of discretionary annual bonuses, (iii) indirect compensation (benefits) and (iv) long-term incentives in the form of stock options.  Short-term incentives are paid if certain corporate and individual goals and objectives are met, with minimum performance thresholds required to earn any incentive compensation.  Long-term incentives are determined by considering the performance of the Corporation, its stock price and the overall performance of the employee. In determining actual compensation levels, the total program is taken into consideration rather than any single element in isolation.  Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation’s executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;
•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
•	to foster teamwork and entrepreneurial spirit;
•	to recognize performance that meets, if not exceeds, expectations at both the individual and team levels;
•	to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual and team performance; and
•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Compensation Program

The key elements of the Corporation’s compensation program are salary and stock option grants.  As the Corporation has finite financial resources, bonuses are paid strictly at the discretion of the Board on recommendation from the Compensation Committee in consultation with the Chief Executive Officer. In conjunction with the Corporation’s review of its operational strategy and associated development plans during the year ended June 30, 2010, a new management team was recruited to lead a restructured organization built around a revised departmental/functional area infrastructure.  A new performance management system was also implemented using a standardized job description tool from which performance appraisals were conducted to assess both core work competencies and achievement of defined objectives linked to corporate goals.  One of the key outcomes of this process is to recognize and reward contribution and performance as linked to the achievement of corporate goals and objectives.  In addition, the performance review process results in the ranking and determination of internal peer group salary ranges, which, in turn, facilitates an assessment of salaries within the Corporation to ensure internal equity across peer groups.

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership.  The Compensation Committee, in consultation with the Board, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements (including share price, revenues, product development and product pipeline as well as human resource management, representation of the Corporation in the market, integrity and the ability to respond to challenges of the business).  On the recommendation of the Compensation Committee, the Board may approve an increase in the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance within the framework established by reference to the comparator group.  The Board sets the Chief Executive Officer’s salary (and bonus, if any), with all other salaries being derived therefrom on the Chief Executive Officer’s recommendation and subject to consultation with and review by the Compensation Committee.

For fiscal 2011, the Board adopted a less rigid and formulaic approach than that applied in more recent years and reverted to a more entrepreneurial focus.  The compensation philosophy adopted by the Board holds that it is more appropriate and effective to tie any bonuses to revenues and activities that enhance shareholder value.  General guidelines were adopted for fiscal 2011 to assist the Board in determining appropriate bonuses.  Corporate goals and objectives were given weightings with the senior management bonuses weighted more heavily towards corporate objectives and more junior personnel bonuses being weighted towards individual performance, all within the context of enhancing shareholder value through the achievement of specified milestones in clinical development, research and development and product development.

Review of Compensation

The Compensation Committee reviewed a report provided by senior management of the Corporation which benchmarked executive compensation metrics against comprehensive review of a comparable peer group of 31 biotech public companies, the data for which was obtained from public regulatory and securities filings.  In total, seven Canadian and 24 U.S. publicly traded life sciences companies were included in the data set.  The comparator group was selected on the basis of each company’s overall similarity to the Corporation according to several factors including: range of market capitalization; stage of development; therapeutic focus; enterprise value; and analyst coverage.  Relevant compensation data were drawn from regulatory and securities filings, collated and analyzed across various aspects of compensation and reward metrics.  The goal was to define a comparable peer group in which the Corporation was positioned broadly around the media of the valuation range.  The report concluded that in general, the executive compensation for the fiscal year ended June 30, 2011 was somewhat below the median of comparable peers.  The seven Canadian biotech public companies in the peer group are:  Aeterna Zentaris Inc., Bioniche Life Sciences Inc., Cardiome Pharma Corp., Oncolytics Biotech Inc., QLT Inc., Theratechnolgies Inc., and Transition Therapeutics Inc.  The 24 U.S. biotech public companies are:  Achillion Pharmaceuticals, Inc., Aegerion Pharmaceuticals, Inc., Affymax, Inc., Allos Therapeutics, Inc., Amicus Therapeutics, Inc., Anacor Pharmaceuticals, Inc., ArQule, Inc., Array BioPharma Inc., AVEO Pharmaceuticals, Inc., Cell Therapeutics, Inc., CEL-SCI Corporation, Curis, Inc., Geron Corporation, GTx, Inc., ImmunoGen, Inc., Immunomedics, Inc., Infinity Pharmaceuticals, Inc., Keryx Biopharmaceuticals, Inc., Micromet, Inc., OncoGenex Pharmaceuticals, Inc., Peregrine Pharmaceuticals, Inc., Rigel Pharmaceuticals, Inc., Synta Pharmaceuticals Corp. and ZIOPHARM Oncology, Inc.  The U.S. companies were included since: the Corporation trades predominantly on the NYSE AMEX market; its stock trades in a manner and range consistent with these U.S. companies; its institutional investor base is overwhelmingly U.S.-based; recent strategic financings have been wholly concluded in the U.S.; key covering analysts are from U.S. banks targeting the U.S. shareholder base; and a significant portion of the Corporation’s investor relations activities is U.S. focused.

Option Based Awards

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Compensation Committee, at its discretion, may grant stock options annually to executives and employees under the Option Plan based on the employee’s position, annual compensation and stock options previously granted.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.

The Compensation Committee, in consultation with the Chief Executive Officer, designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  The underlying security of the options granted under the Option Plan is the Common Shares in the capital of the Corporation.  During the fiscal year ended June 30, 2011, a total of 1,633,000 options were issued of which 1,238,000 were issued to management and employees, 395,000 were issued to non-executive directors and none were issued to third party consultants.  The maximum number of shares available for issuance under the Option Plan is a rolling number equal to 15% of the issued and outstanding capital of the Corporation on the particular date of grant.  See “Stock Option Plan”.

Option grants made before June 30, 2011 were calculated as a percentage of the base salary based on a value ascribed by the Black-Scholes model.  Percentages were positively correlated with seniority of the position of the employee or officer, as applicable.

Given the inherent risk in biotech drug development, challenges in the current external economic and political climate and the possible discrepancy in option-based incentives between the Corporation’s management team and its peers, the Compensation Committee remains flexible in its ongoing assessment of the Corporation’s stock option strategy to ensure that an appropriate long-term package is in place which aligns meaningfully the interests of shareholders and management.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the periods indicated of a $100 investment in the Corporation’s Common Shares with the return of the S&P/TSX Composite index, assuming the reinvestment of dividends, where applicable, for the comparable period.  The Corporation’s Common Shares were listed on the Toronto Stock Exchange on June 30, 2004.

The trend shown in the performance graph demonstrates a general decline in shareholder return between 2007 and 2009.  This is primarily due to the announcement on January 30, 2007 that the Corporation was stopping the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer.  In the first calendar quarter of 2010, the Corporation acquired Cytopia Limited, whose portfolio included the clinical-stage products CYT387 and CYT997 as well as a library of approximately 4,000 molecules and, subsequently, completed a financing of approximately US$17.5 million, and a further US$3.2 million in the second quarter of 2010.  In December 2010, the Corporation also completed a US$46 million equity financing.  During fiscal 2011, the Corporation has continued to expand its development activities of CYT387 and made the decision to focus its involvement with nimotuzumab to supporting the development and commercialization activities of its partners, which have advanced the drug into late-stage clinical development.  Management believes the shift of focus to CYT387 has led to an increase in the share price from 2009 to 2011.

The overall trend in total compensation to Named Executive Officers (as defined below) has increased and did not track the trend of the market price of the Common Shares nor the S&P/TSX Composite index during 2007 to 2009.  Shareholder return was, and continues to be, only one of the components used to determine short-term compensation for the Named Executive Officers as the base salaries are set to industry and regional economic standards and also reflect any cost of living adjustments as determined to be appropriate by the Compensation Committee in consultation with management, with discretionary bonuses granted at the discretion of the Board.  The Compensation Committee has noted that historically, the Named Executive Officers were underpaid in comparison to their peers and a one time adjustment was made in late 2007.  Mr. Allan, as Chief Executive Officer, was awarded an increase in salary in fiscal 2007 which he deferred until 2008.  Changes in salary amounts in 2010 were based on a cost of living increase with some minor adjustments in the Board’s discretion to acknowledge individual achievement.  In November 2010, David Allan retired as Chief Executive Officer and Dr. Nick Glover was appointed in his stead.  Mr. Allan continues as Chairman of the Board.  In a process of staff revitalization, some employees were terminated and four individuals were hired during the second half of fiscal 2011 into newly created Vice-President positions.

2.	Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended June 30, 2011 by each of the Corporation’s Chief Executive Officer, Vice President, Finance and Administration and three other most highly compensated officers of the Corporation who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Annual incentive plans ($)(2)	Long term incentive plans ($)	Pension Value ($)	All other compen- sation ($)(3)	Total compen- sation ($)
David G.P. Allan Chief Executive Officer(4)	2011 2010 2009	175,896 452,342 435,625	- - -	172,351 110,691 183,016	- 159,341 -	- - -	- - -	1,099,800 - -	1,448,047 722,374 618,641
Nick Glover(5) President and Chief Executive Officer	2011 2010 2009	355,833 25,885 -	- - -	61,554 341,209 -	100,000 - -	- - -	- - -	- - -	517,387 367,094 -
Leonard Vernon VP, Finance and Administration	2011 2010 2009	265,890 253,618 244,245	- - -	86,176 66,415 61,389	42,213 57,432 -	- - -	- - -	- - -	394,279 377,465 305,634
Vincent Salvatori(6) President and COO, CIMYM BioSciences Inc.	2011 2010 2009	287,487 280,475 279,114	- - -	61,554 44,276 30,694	28,048 -	- - -	- - -	- - -	349,041 352,799 309,808
Mark Kowalski(7) Chief Medical Officer & VP, Regulatory Affairs	2011 2010 2009	185,553 - -	- - -	113,662 - -	36,658 - -	- - -	- - -	- - -	335,873 - -
Wendy Chapman(8) VP, Clinical Operations	2011 2010 2009	191,484 - -	- - -	55,212 - -	31,894 - -	- - -	- - -	- - -	278,590 - -

(1)	Value of share option awards determined using the Black-Scholes pricing model calculated as at the award date.
(2)	Amounts awarded at the discretion of the Board under the Corporation’s incentive plan. These bonuses were paid in the third calendar quarter of 2011.
(3)
Named Executive Officer’s are entitled to the same health, dental, etc. as all employees; the aggregate value for any individual does not exceed $50,000.  In addition to the group benefits, Mr. Allan received a retiring allowance of $1,099,800 during the fiscal year ended June 30, 2011.

(4)
Mr. Allan retired as Chief Executive Officer on November 18, 2010.  He remains as Chairman of the Board and a consultant to the Corporation.  See “4.  Termination and Change of Control Benefits - David Allan”.

(5)	Dr. Glover joined the Corporation as Chief Operating Officer on June 7, 2010. His annual salary for fiscal 2010 was $325,000. He became the Chief Executive Officer on November 18, 2010.
(6)	Mr. Salvatori ceased employment with CIMYM BioSciences Inc. on September 30, 2011. See “4. Termination and Change of Control Benefits - Other Named Executive Officers”.
(7)	Dr. Kowalski joined the Corporation on November 8, 2010. His annual salary for fiscal 2011 was $285,000.
(8)	Ms. Chapman joined the Corporation on September 27, 2010. Her annual salary for fiscal 2011 was $250,000.

The base salaries for the executives are reviewed on an annual basis to monitor any substantive changes over a three year period.  The salaries are set to industry and regional economic standards and also reflect any cost of living adjustments as determined to be appropriate by the Compensation Committee in consultation with management.  Changes in salary amounts in 2011 were based on a cost of living increase with some minor adjustments in the Board’s discretion to acknowledge individual achievement.  Bonuses were awarded at the discretion of the Board taking into consideration activities during the year that enhanced shareholder value.

3.	Incentive Plan Awards

Outstanding share-based awards and option-based awards as at June 30, 2011

	Option Based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David G.P. Allan	7,500	$2.00	4/30/2013
Chief Executive Officer(1)	102,500	$1.75	4/30/2013
	200,000	$1.75	11/27/2013
	50,000	$3.15	4/17/2015
	90,000	$3.61	1/25/2016
	200,000	$4.36	6/15/2016	1,893,675	NIL	NIL
	203,252	$1.53	9/29/2017
	496,250	$0.50	9/29/2018
	100,000	$1.58	9/30/2019
	140,000	$1.65	9/28/2020
Nick Glover President and Chief Executive Officer	270,000 50,000	$1.39 $1.65	6/03/2020 9/28/2020	409,400	NIL	NIL
Leonard Vernon	25,000	$2.50	4/30/2013
VP, Finance and Administration	23,000	$1.75	4/30/2013
	20,000	$3.15	4/17/2015
	25,000	$3.61	1/25/2016
	75,000	$4.36	6/15/2016	598,649	NIL	NIL
	101,626	$1.53	9/29/2017
	140,000	$0.50	9/29/2018
	60,000	$1.58	9/30/2019
	70,000	$1.65	9/28/2020
Vincent Salvatori(2) President and COO, CIMYM BioSciences Inc.	14,500	$1.75	4/30/2013
	40,500	$1.75	11/27/2013
	5,000 25,000 35,000	$2.75	11/8/2014
		$3.15 $3.61	4/17/2015 1/25/2016
	75,000	$4.36	6/15/2016	491,919	NIL	NIL
	101,626	$1.53	9/29/2017
	100,000	$0.50	9/29/2018
	40,000	$1.58	9/30/2019
	50,000	$1.65	9/28/2020
Mark Kowalski Chief Medical Officer & VP, Regulatory Affairs	100,000	$1.53	9/09/2010	118,000	NIL	NIL
Wendy Chapman	33,334	$1.37	8/25/2020	44,668	NIL	NIL
VP, Clinical Operations

(1)
Mr. Allan retired as Chief Executive Officer on November 18, 2010.  He remains as Chairman of the Board and a consultant to the Corporation.  See “4.  Termination and Change of Control Benefits - David Allan”.

(2)	Mr. Salvatori ceased employment with CIMYM BioSciences Inc. on September 30, 2011. See “4. Termination and Change of Control Benefits - Other Named Executive Officers”.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David G.P. Allan(2) Chief Exectuive Officer	288,980	NIL	NIL
Nick Glover President and Chief Executive Officer	255,667	NIL	NIL
Leonard Vernon VP, Finance and Administration	82,767	NIL	NIL
Vincent Salvatori(3) President and COO, CIMYM BioSciences Inc.	41,967	NIL	NIL
Mark Kowalski Chief Medical Officer & VP, Regulatory Affairs	1,667	NIL	NIL
Wendy Chapman VP, Clinical Operations	1,333	NIL	NIL

(1)
The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date, computed as the excess of the closing market price over the strike price on the vesting date.

(2)
Mr. Allan retired as Chief Executive Officer on November 18, 2010.  He remains as Chairman of the Board and a consultant to the Corporation.  See “4.  Termination and Change of Control Benefits - David Allan”.

(3)	Mr. Salvatori ceased employment with CIMYM BioSciences Inc. on September 30, 2011. See “4. Termination and Change of Control Benefits - Other Named Executive Officers”.

Stock Option Plan

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Compensation Committee, at its discretion, may grant stock options annually to executives and employees under the Option Plan based on the employee’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.  Options to employees, as a long-term incentive and retention tool, typically vest over three years.

During the fiscal year, 1,015,978 options expired or were cancelled.  As at June 30, 2011, 7,125,916 options were outstanding.

Plan Category	A. Number of securities to be issued on exercise of outstanding options	B. Weighted-average exercise price of outstanding options	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	7,125,916	$2.07	10,376,376
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,125,916	$2.07	10,376,376

The material terms of the Option Plan are as follows:

•	The persons eligible to receive options under the Option Plan are the officers, directors, employees and service providers of the Corporation.

•
The Board may grant options to any of the foregoing (an “Eligible Person”), as determined by the Board in its discretion.  At the time of the grant of an option the Board, in its discretion, must fix the number of shares being optioned to the Eligible Person, the exercise price of the Option, the time when the Option is exercisable (including any vesting provisions) and the expiration date of the Option.

•
The maximum number of common shares available for issuance under the Option Plan is a rolling number equal to 15% of the number of common shares issued and outstanding on the particular date of grant.  Options that are exercised will be available for future grant and the number of Options that can be granted under the Option Plan will grow as the number of issued and outstanding shares increases.

•
The number of common shares that may be issuable to our insiders (as defined in the Securities Act (Ontario)) and any affiliate and subsidiary thereof (collectively, “Insiders”) pursuant to the Plan, may not exceed 10% of the then outstanding issue.

•	In any one-year period, options that may be issued to Insiders shall not exceed 10% of the outstanding issue.

•	In any one-year period, options that may be granted to any one Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

•
The exercise price of an Option may not be less than the market price of the common shares on the date on which the grant of the Option is approved by the Board.  For this purpose the market price is the closing price of the common shares on the last trading day preceding the date of grant on which the common shares are traded on the TSX or another exchange on which the common shares are listed.

•           The term of an Option may not exceed 10 years from the date of grant.

•
Once granted, the options may only be transferred or assigned between an Eligible Person and a related “Employee Corporation” (as defined in the Option Plan) provided the assignor gives notice to the Corporation prior to assignment.

•	The number of common shares that may be issued to any one person under the Option Plan shall not exceed 5% of the outstanding common shares.

•
An Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Person, except in the following circumstances:

o
If, before the expiry of an Option in accordance with the terms thereof, an optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation, or his or her resignation or failure to be re-elected as a director of the Corporation, then the optionee may:

a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the Compensation Committee, which consent may be withheld in the Corporation’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the optioned shares as the Board or the Compensation Committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase pursuant to the Option had the optionee’s status as an Eligible Person been maintained for the term of the Option.

o	If an optionee dies before the expiry of an Option in accordance with the terms thereof, the optionee’s legal representative(s) may, subject to the terms of the Option and the Option Plan:

a)
exercise the Option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the Compensation Committee, exercise at any time up to and including, but not after, a date one year following the date of death of the optionee, a further Option to purchase all or any of the optioned shares as the Board or the Compensation Committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

•	The Corporation has no security purchase agreement or stock appreciation rights plan, and the Corporation does not have authority to transform options into stock appreciation rights.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, including amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule, provided however, that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Option Plan, such amendments will require disinterested shareholder approval; and amendments that are of a housekeeping nature.  It should also be noted that any amendment to increase the maximum percentage of the outstanding shares available for issuance under the Option Plan requires shareholder approval.

•	The Board may terminate the Option Plan at any time.

On February 9, 2011, the Board approved certain amendments to the Option Plan to reflect the new tax withholding requirements under the Income Tax Act (Canada) (the “Tax Act”).  Pursuant to the amendments, if the Corporation is required under the Tax Act or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of options by an optionee, then the optionee must, concurrently with the exercise or disposition (i) pay the Corporation an amount equal to the required tax remittance, (ii) authorize the Corporation to sell in the market a portion of the Common Shares being issued upon exercise of the options as is required to realize cash proceeds to fund the required tax remittance, or (iii) make other acceptable arrangements to fund the required tax remittance.  Such amendments are of a “housekeeping” nature and therefore shareholder approval is not required.

4.	Termination and Change of Control Benefits

David Allan

Mr. Allan entered into a consulting agreement with the Corporation upon his retirement as Chief Executive Officer of the Corporation in November 2010, pursuant to which Mr. Allan provides strategic management advisory consulting services for a one-year term expiring November 17, 2011 for a total fee of $100,000.  The Corporation may not terminate such consulting agreement except for just cause or upon Mr. Allan’s death, in which case no further payment shall be made after the date of termination.  If the Corporation otherwise terminates such agreement, it shall pay Mr. Allan a lump sum payment equal to the remaining fees that he would have been paid had the engagement continued until the end of its term.

Nick Glover

Dr. Glover has a written employment agreement pursuant to which he is entitled to receive an annual salary as compensation for his services as Chief Executive Officer of the Corporation.  Additionally he is entitled to participate in any operational employee bonus pools.  In the event that Dr. Glover’s employment is terminated without cause,  he will be entitled to receive 12 months notice or pay in lieu thereof.  Any pay in lieu of notice will be calculated based on base salary and any pro-rated bonus he would have been reasonably expected to receive for the period through to the date of termination.  In the event termination of Dr. Glover’s employment is caused by “good reason” or by a change of control of the Corporation, he will be entitled to receive 12 months notice and 100% vesting of unvested stock options (if any).  Dr. Glover’s employment agreement also provides for, among other things, non-compete and non-solicit covenants in favour of the Corporation during the term of his employment and during the 12 month period following the date his employment is terminated.  If Dr. Glover’s employment had been terminated without cause on June 30, 2011, the estimated termination payment would be approximately $475,000.

A “change of control” is defined as: (i) the acquisition by any person or group of persons acting jointly or in concert of more than 50% of the voting shares of the Corporation; (ii) the sale of all or substantially all of the assets of the Corporation; or (iii) the individuals who at the commencement of the officer’s employment with the Corporation constitute the Board ceases to constitute at least a majority thereof, unless the election or the nomination for election, by the shareholders of each new Board member was approved by a majority of the Board members then still in office.  These arrangements were put in place by a resolution of the Board.  “Good reason” means:  (i) any adverse change in the terms or conditions of employment; (ii) the failure by the Corporation to obtain satisfactory agreement from a successor to assume the employment agreement; or (iii) any other reason which would be considered to be constructive dismissal by a court of competent jurisdiction.

Mark Kowalski

Dr. Kowalski has a written employment agreement pursuant to which he is entitled to receive an annual salary as compensation for his services as Chief Medical Officer and Vice-President, Regulatory Affairs of the Corporation.  Additionally he is entitled to participate in any operational employee bonus pools.  In the event that Dr. Kowalski’s employment is terminated without cause during his first three years of service, he will be entitled to receive six months notice or pay in lieu.  Thereafter, he will be entitled to nine months notice or pay in lieu.  Any pay in lieu of notice will be calculated based on base salary and any pro-rated bonus he would have been reasonably expected to receive for the period through to the date of termination.  Dr. Kowalski’s employment agreement also provides for, among other things, non-compete and non-solicit covenants in favour of the Corporation during the term of his employment and during the 12 month period following the date is employment is terminated.  If Dr. Kowalski’s employment had been terminated without cause on June 30, 2011, the estimated termination payment would be approximately $160,829.

Wendy Chapman

Dr. Chapman has a written employment agreement pursuant to which she is entitled to receive an annual salary as compensation for her services as Vice-President, Clinical Operations, of the Corporation.  Additionally, she is entitled to participate in any operational bonus pools.  In the event that Dr. Chapman’s employment is terminated without cause during the first three years of employment, she will be entitled to receive six months of notice or pay in lieu.  Thereafter, she will be entitled to nine months notice or pay in lieu.  Any pay in lieu of notice will be calculated based on base salary and any pro-rated bonus she would have been reasonably expected to receive for the period through to the date of termination.  Dr. Chapman’s employment agreement also provides for, among other things, non-compete and non-solicit covenants in favour of the Corporation during the term of her employment and during the 12 month period following the date her employment is terminated.  If Dr. Chapman’s employment had been terminated without cause on June 30, 2011, the estimated termination payment would be approximately $140,947.

Other Named Executive Officers

Leonard Vernon, the Vice-President, Finance and Administration, of the Corporation is entitled to receive six months salary upon termination if such termination is caused by a change of control of the Corporation.  Assuming a change of control occurred on June 30, 2011, Mr. Vernon would have been entitled to a payment of $132,945.

Vincent Salvatori, the former President and Chief Operating Officer of CIMYM BioSciences Inc., a majority-owned subsidiary of the Corporation, ceased his employment with CIMYM on September 30, 2011 due to a staff restructuring and reorganization.  Mr. Salvatori received a lump sum termination payment of $218,000.

5.	Director Compensation

Director compensation table

The following table shows the compensation earned by the non-executive directors for the fiscal year ended June 30, 2011.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($) (6)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
David G.P. Allan (1)	57,378	NIL		NIL	54,166	111,544
Thomas I.A. Allen (2)	102,000	NIL	80,020	NIL		182,020
Mark Entwistle (3)	79,000	NIL	80,020	NIL		159,020
Henry Friesen, C.C.,	62,000	NIL	61,554	NIL		123,554
Philip Frost	66,500	NIL	61,554	NIL	3,164 (7)	124,054
François Thomas	75,000	NIL	61,554	NIL	26,511 (8)	136,554
Gilbert Wenzel (5)	78,500	NIL	61,554	NIL		140,054
Tryon M. Williams (4) (5)	90,000	NIL	80,020	NIL		170,020
Robert Watson (9)	6,000	NIL	-	NIL		6,000

(1)	Mr. Allan retired as Chief Executive Officer of the Corporation on November 18, 2010. He remains Chairman of the Board. See “4. Termination and Change of Control Benefits - David Allan”.
(2)	Earned a $12,000 annual retainer fee as Lead Director and a $10,000 annual retainer fee as Chair of the Nominating and Corporate Governance Committees.
(3)	Earned a $10,000 annual retainer fee as Chair of the Compensation Committee.
(4)	Earned a $10,500 annual retainer fee as chair of the Audit Committee.
(5)	Earned $6,000 for travel days related to Board meetings.
(6)	Value of share option awards determined using the Black-Scholes pricing model calculated as at the award date of September 30, 2010.
(7)	Various consulting assignments principally relating to drug development and assessment of potential drug candidates.
(8)	Various consulting assignments principally relating to drug development and assessment of potential drug candidates.
(9)	Dr. Watson joined the Board on January 29, 2010 and resigned in September 2010.

Narrative Discussion

During fiscal 2011, the Compensation Committee recommended and the Board approved an increase to the annual retainer fee, attendance fees and travel fees payable to non-employee Directors of the Corporation as well as an increase in the annual retainer fee paid to the Lead Director and the Chairs of the Audit and Compensation Committees.  With the separation of the Chairman and Chief Executive Officer in November 2010, it was determined that a Lead Director was no longer necessary and such position ceased on June 30, 2011.  In addition, the Board has approved an increase in the number of stock options that will be issued to non-employee Directors.  All other Director compensation will remain unchanged.

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $24,000 plus an attendance fee of $2,500 per meeting (with the exception of informational meetings) and $1,500 per day spent traveling to attend the meeting, plus expenses.  With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses.  In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $12,000, the Chair of the Compensation Committee is entitled to an annual retainer fee of $12,000 and the Chair of the Nominating and Corporate Governance Committee is entitled to an annual retainer fee of $12,000.  Members of the Audit, Compensation, and Nominating and Corporate Governance Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $2,500 per meeting and $1,500 per day spent traveling to attend the meeting, plus expenses.  The Lead Director is entitled to an annual retainer fee of $12,000.  The position of Lead Director ended on June 30, 2011.  As at June 30, 2011, the number of options held by non-executive directors is 3,143,592.  Options are granted annually to non-executive members of the Board.  A total of 13 meetings of the Board and two informational meetings were held in fiscal 2011.

Outstanding share-based awards and option-based awards as at June 30, 2011

	Option Based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Thomas I.A. Allen	12,500	1.75	4/30/2013
	7,500	2.00	4/30/2013
	25,660	1.75	11/27/2013
	7,500	3.15	4/17/2015
	10,000	3.61	1/25/2016	338,509.10	NIL	NIL
	60,975	1.53	9/29/2017
	50,000	0.50	9/29/2018
	40,000	1.58	9/30/2019
	65,000	1.65	9/28/2020
Mark Entwistle	12,500	1.75	4/30/2013
	7,500	2.00	4/30/2013
	25,660	1.75	11/27/2013
	7,500	3.15	4/17/2015
	10,000	3.61	1/25/2016	324,119.00	NIL	NIL
	48,780	1.53	9/29/2017
	50,000	0.50	9/29/2018
	40,000	1.58	9/30/2019
	65,000	1.65	9/28/2020
Henry Friesen, C.C.,	35,000	4.50	9/30/2011
	7,500	2.00	4/30/2013
	12,500	1.75	4/30/2013
	25,660	1.75	11/27/2013
	7,500	3.15	4/17/2015	282,528.90	NIL	NIL
	10,000	3.61	1/25/2016
	36,585	1.53	9/29/2017
	50,000	0.50	9/29/2018
	30,000	1.58	9/30/2019
	50,000	1.65	9/28/2020
Philip Frost	36,585	1.53	9/29/2017
	50,000	0.50	9/29/2018	240,570.30	NIL	NIL
	30,000	1.58	9/30/2019
	50,000	1.65	9/28/2020
François Thomas	30,000	1.58	9/30/2019
	50,000	1.65	9/28/2020	86,900	NIL	NIL

	Option Based Awards				Share Based Awards

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Gilbert Wenzel	12,500	1.75	4/30/2013
	7,500	2.00	4/30/2013
	25,660	1.75	11/27/2013
	7,500	3.15	4/17/2015
	10,000	3.61	1/25/2016	282,528.90	NIL	NIL
	36,585	1.53	9/29/2017
	50,000	0.50	9/29/2018
	30,000	1.58	9/30/2019
	50,000	1.65	9/28/2020
Tryon M. Williams	7,500	2.00	4/30/2013
	12,500	1.75	4/30/2013
	25,660	1.75	11/27/2013
	7,500	3.15	4/17/2015
	10,000	3.61	1/25/2016	324,119.00	NIL	NIL
	48,780	1.53	9/29/2017
	50,000	0.50	9/29/2018
	40,000	1.58	9/30/2019
	65,000	1.65	9/28/2020

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Thomas I.A. Allen	22,184	NIL	NIL
Mark Entwistle	22,184	NIL	NIL
Henry Friesen, C.C.,	21,600	NIL	NIL
Philip Frost	21,600	NIL	NIL
François Thomas	21,600	NIL	NIL
Gilbert Wenzel	21,600	NIL	NIL
Tryon M. Williams	22,184	NIL	NIL

(1)	The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date, computed as the excess of the market price over the strike price on the vesting date.

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation’s Board has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries.  The Board considers good corporate governance to be central to the effective and efficient operation of the Corporation and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard.  The Board is satisfied that the Corporation’s governance plan meets and, in many cases, exceeds legal and stock exchange requirements.

The Board is actively involved in the oversight of risks that could affect the Corporation.  This oversight is conducted primarily through committees of the Board, but the full Board has retained responsibility for general oversight of risks.  The Board satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Corporation.

Under Canadian Securities Administrators’ National Instrument 58-101 - Disclosure of Corporate Governance Practices, the Corporation is required to disclose certain information relating to its corporate governance practices.  This information is set out in Schedule A to this management proxy circular.  The Board has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Schedule B.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best knowledge of the directors, no director, officer or insider of the Corporation, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction or in any proposed transaction since July 1, 2010 that has affected or would materially affect the Corporation.

OTHER INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2011.  Shareholders may contact the Corporation to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

DIRECTORS’ APPROVAL

The contents and the distribution of this proxy circular have been approved by the Board.

October 11, 2011.

By Order of the Board

“Nick Glover”

Nick Glover,
Chief Executive Officer, President and Director

SCHEDULE A

YM BIOSCIENCES INC.
Disclosure of Corporate Governance Practices

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.           Board of Directors

Disclose the identity of the directors who are independent.

Of the nine current members of the Board of Directors, seven members are considered by the Board to be independent directors according to the definition of independence set out in National Instrument 52-110 Audit Committees.  Of the ten proposed members of the Board, eight members are considered by the Board to be independent.  In reaching this conclusion, the Board takes the view that Thomas I.A. Allen, Mark Entwistle, François Thomas, Philip Frost, Henry Friesen, Catherine Mackey, Nicole Onetto and Tryon M. Williams are independent of the Corporation.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

David G.P. Allan, is the Chairman and was the Chief Executive Officer of the Corporation from April 1998 to November 2010 and, accordingly, is not considered to be independent of the Corporation.

Nick Glover, the President and Chief Executive Officer of the Corporation, is a member of management and, accordingly, is not considered to be independent of the Corporation.

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board considers that eight of the ten proposed directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees are directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer(s)
David G.P. Allan	Stem Cell Therapeutics Corp. DiaMedica Inc
Thomas I.A. Allen	Middlefield Bancorp Limited Mundoro Mining Inc. Forsys Metals Corp.
Tryon M. Williams	Bingo.com, Ltd.
Nicole Onetto	ImmunoGen Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings describe what the Board does to facilitate open and candid discussion among its independent directors.

Each Board Meeting (13 meetings during the fiscal year ended June 30, 2011) includes a session where independent members may meet in the absence of management.  Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions.  Additionally, the Audit Committee and Compensation Committee are each composed entirely of independent directors and the Nominating and Corporate Governance Committee is composed of a majority of independent directors, and may meet as often as they deem necessary.

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. David G.P. Allan, who also served from April 1998 to November 2010 as Chief Executive Officer, and is, therefore, not considered to be independent of management.  The Board appointed Mr. Thomas I.A. Allen, an independent director who has served on the Board since December 1996, as lead director.  With the separation of Chairman and Chief Executive Officer positions in November 2010, it was determined that a lead director was no longer necessary and, after a transition period, such position ended on June 30, 2011.  The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating with Board committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended June 30, 2011, the Board held 13 meetings.  Attendance of the Board members at each Board meeting was as follows:

Name of Director	Meetings Attended
David Allan	13
Thomas I.A. Allen	12
Mark Entwistle	13
Henry Friesen, C.C.	13
Philip Frost	12
Nick Glover	6(1)
François Thomas	12
Robert Watson	2(2)
Gilbert Wenzel	13
Tryon M. Williams	13

(1)	Dr. Glover joined the Board in November 2011.
(2)	Dr. Watson joined the Board on January 29, 2010 and resigned in September 2010.

2.           Board Mandate

Disclose the text of the Board’s written mandate.  If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board is responsible for supervising the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  The Board has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Schedule B.

The Board’s mandate is fulfilled in part through its standing Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.  The Board discharges its responsibilities directly and indirectly through these three standing committees, and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required.  In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board.  As well, any decisions concerning the Corporation’s capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board, directly or through one of its committees, is responsible for the following:

•	the adoption of a strategic planning process for the Corporation;

•
the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Corporation’s external auditors to identify the principal risks to the Corporation’s business;

•	succession planning for the Corporation including the appointment, training and monitoring of senior management; and

•	the integrity of the Corporation's internal control and management information systems.

3.           Position Descriptions

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly described how the Board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee.  The Corporation has developed a written position description for the Chairman of the Board.

• Chairman of the Board

The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

• Chairman of the Audit Committee

The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Nominating and Corporate Governance Committee

The Chairman of the Nominating and Corporate Governance Committee is responsible for overseeing the performance by the Nominating and Corporate Governance Committee of its duties, for assessing the effectiveness of the Nominating and Corporate Governance Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Compensation Committee

The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the roles and responsibilities of the CEO.

The Corporation’s Chief Executive Officer is the principal officer of the Corporation and is charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board.  The roles and responsibilities of the Chief Executive Officer are as set forth in the written position description and include, among other things:

•	developing, together with the Board, the Corporation’s strategic direction;

•	directing the overall business operations of the Corporation;

•	ensuring that the Board is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

•
having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board;

•	representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

•
bringing the following material decisions to the Board for their review and approval: (i) acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (ii) issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation; (iii) declaration or payment of a dividend or other distribution in respect of any securities of the Corporation; (iv) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; (v) disposition of assets or cancellation of debt other than in the ordinary and normal course of business; and (vi) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

•	presenting to the Board any material business issues resulting from communications with shareholders.

4.           Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding

i.           the role of the Board, its committees and its directors; and

ii.           the nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board.  However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Corporation.  It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions.  Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation.  Given the level of experience of those joining the Board and the relatively short history of the Corporation, a formal orientation and education program has not been viewed as necessary.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Corporation’s outside advisors.  Board members include experienced business people with in-depth knowledge of the industry in which the Corporation operates.  The Corporation will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Corporation.

5.           Ethical Business Conduct

Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code disclose how a person or company may obtain a copy of the code.

The Corporation has adopted a Code of Business Conduct and Ethics which can be found on SEDAR at www.sedar.com.  Shareholders may also request a copy of the code by mail to the Corporation’s administrative office at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario L4W 4Y4, Attn:  Vice President, Finance and Administration.

Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Corporation, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Companies Act (Nova Scotia), to which the Corporation is subject, a director or officer of the Corporation must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Corporation.  Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis.  The Corporation is dedicated to the maintenance of good corporate governance and ethical business conduct.  In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner.  The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Corporation’s internal control and management function.

6.           Nomination of Directors

Describe the process by which the Board identifies new candidates for Board nomination

The Nominating and Corporate Governance Committee maintains the responsibility for recruiting new directors.  In assessing new candidates for nomination, the Committee will consider: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

As described above, the Nominating and Corporate Governance Committee assesses new candidates in accordance with specific criteria.  The Committee is composed entirely of independent directors.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee maintain the responsibility for recruiting new directors.  In addition to the responsibilities set out above, the Committee also has responsibility for the assessment of the competencies and skills of each existing director and to determine the appropriate size of the Board with a view to effective decision making.  The Committee periodically reviews the mandate, powers and performance of the Board committees and makes recommendations to the Board.

A majority of the members of the Nominating and Corporate Governance Committee are independent directors.  The Committee met two times during the fiscal year ended June 30, 2011.

Chairman:	Thomas I.A. Allen
Members:	Philip Frost
Tryon M. Williams
David G.P. Allan*

*Mr. Allan joined the Nominating and Corporate Governance Committee on November 18, 2010.

7.           Compensation

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Corporation.  In overseeing the administration of the Corporation’s compensation programs, the Committee’s guiding philosophy is to establish executive compensation based on corporate performance.  The Committee reviews and approves the employees who receive compensation and the nature of the compensation provided under such programs, and to ensure that all management compensation programs are linked to meaningful and measurable performance targets.  The Committee also recommends to the Board any changes to director compensation, which is periodically reviewed by the Committee to ensure such compensation is comparable to other public companies in the industry with similar market capitalization.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

All of the members of the Compensation Committee are independent directors.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Corporation’s policies for attracting, retaining, developing and motivating senior employees.  The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies.  The Corporation’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programs and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board.

All of the members of the Compensation Committee are independent and are non-executive directors of the Corporation.  The Compensation Committee met seven times during the fiscal year ended June 30, 2011.

Chairman:	Mark Entwistle
Members:	Thomas I.A. Allen
Philip Frost
François Thomas

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not Applicable.

8.           Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee.  The Audit Committee has a written mandate, a copy of which is appended to the Corporation’s Annual Information Form for the year ended June 30, 2011 (the AIF”).  Further information pertaining to the Audit Committee, including the audit fees and pre-approval policies and procedures for the engagement of non-audit services, are described in the AIF under the heading “Directors and Senior Management” - “Committees of the Board of Directors” - “Audit Committee” and “Audit Fees”.

All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 Audit Committees.  See the biographical descriptions under “Election of Directors” for a biographical description of each member of the Audit Committee.  The Audit Committee met four times during the fiscal year ended June 30, 2011.

Chairman:	Tryon Williams
Members:	Thomas I.A. Allen
Henry Friesen
Gilbert Wenzel*

*Dr. Wenzel will not be standing for re-election as a director at the Meeting.

9.           Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees.  In addition, the Nominating and Corporate Governance Committee meet separately to assess the effectiveness of the Board and its committees.

SCHEDULE B

YM BIOSCIENCES INC.

Mandate of the Board of Directors

Introduction

The term “Corporation” herein shall refer to YM BioSciences Inc. and the term “Board” shall refer to the board of directors of the Corporation.  The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation.  The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Corporation as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business and delegates responsibility to the Corporation’s senior officers for day-to-day management of the Corporation.  The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include, but are not limited to, the following categories:

Appointment of Management

1.           The Board has the responsibility for approving the appointment of Chief Executive Officer (“CEO”), the President of the Corporation, and all other senior management, and approving their compensation, following a review of the recommendations of the Nominating and Corporate Governance Committee and the Compensation Committee.  To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Corporation.

2.           The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.           The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.           The Board will respond to recommendations received from the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.           The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.           The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.           The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.           The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.           The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10.           The Board is responsible for:

(a)
adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when Corporation performance falls short of its goals or other special circumstances warrant.

11.           The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.           The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.           The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

14.           The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

15.           The Board is responsible for:

(a)
developing the Corporation’s approach to corporate governance, including developing a set of corporate governance guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

16.           The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

Communications and Reporting

17.           The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

18.           The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b)	approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)
developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

19.           The Board is responsible for:

(a)
ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)
providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

20.           In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)	considering what competencies and skills the Board, as a whole, should possess;

(b)	assessing what competencies and skills each existing director possesses; and

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Nominating and Corporate Governance Committee.

Board Evaluation

21.           The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution.  An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

The Chairman of the Board, together with the lead director, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with the Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.